Exhibit 99.1

Digerati Technologies Reports 98% Revenue Growth to $7.941 Million for Second Quarter FY2023

- Non-GAAP Operating EBITDA of $1.204 Million -

- Net Income of $0.220 Million -

- Gross Profit of $4.973 Million -

- Strong Gross Margin Improvement to 62.6% -

SAN ANTONIO, TX (GlobeNewswire) – March 20, 2023 – Digerati Technologies, Inc. (OTCQB: DTGI) (“Digerati” or the “Company”), a provider of cloud services specializing in UCaaS (Unified Communications as a Service) solutions for the small to medium-sized business (“SMB”) market, announced today financial results for the three months ended January 31, 2023, the Company’s second quarter for its Fiscal Year 2023.

Key Financial Highlights for the Second Quarter Fiscal Year 2023 (Ended January 31, 2023)

●	Revenue increased by 98% to $7.941 million compared to $4.019 million for Q2 FY2022.

●	Gross profit increased 102% to $4.973 million compared to $2.466 million for Q2 FY2022.

●	Gross margin increased to 62.6% compared to 61.4 % for Q2 FY2022.

●	Non-GAAP Adjusted EBITDA income increased by 283% to $0.796 million, excluding all non-cash items and one-time transactional expenses, compared to Adjusted EBITDA income of $0.208 million for Q2 FY2022.

●	Net income improved by 102% to $0.220 million, compared to a net loss of $11.047 million, for Q2 FY2022.

●	Non-GAAP operating EBITDA (OPCO EBITDA) income increased 103% to $1.204 million, excluding corporate expenses, all non-cash items and one-time transactional expenses, compared to a non-GAAP operating EBITDA of $0.592 million for Q2 FY2022.

Arthur L. Smith, CEO of Digerati, commented, “We are very pleased with our quarterly results which reflect continued positive trends in all of our financial metrics in spite of the short-term revenue loss we experienced in Southwest Florida due to Hurricane Ian. Initiatives during our 2nd fiscal quarter included winding down legacy revenue streams that do not meet our profitability objectives and re-organizing our sales team to maximize sales productivity. These initiatives and continued integration of our operating units have resulted in a business built to scale with stronger gross margins and improved operating profitability. We now serve nearly 4,500 business customers and approximately 45,000 users, predominantly in Florida, Texas and California.”

Smith, continued, “We continue to make progress on our proposed merger with Minority Equality Opportunities Acquisition Inc. (“MEOA”) and listing on Nasdaq. We expect the second S-4/A registration statement regarding the business combination to be filed with the Securities and Exchange Commission (the “SEC”) once MEOA files its 10-K for the year ended December 31, 2022. As previously reported, the transaction results in a $105 million enterprise valuation for Digerati and has been approved by the board of directors of both of Digerati and MEOA, with an expected closing in the second quarter of CY 2023.”

Antonio Estrada, CFO of Digerati, stated, “Our team continues to execute on plan by successfully integrating and streamlining the operations of our previously closed acquisitions as well as implementing new initiatives that we expect will result in increased revenue production and margin improvement. Of note, it is important to emphasize our increased profitability from acquisitions, which is demonstrated in our reporting Non-GAAP Operating EBITDA, which increased 105% to $2.594 million for the six months ended January 31, 2023.”

Three Months ended January 31, 2023 Compared to Three Months ended January 31, 2022

Revenue for the three months ended January 31, 2023 was $7.941 million, an increase of $3.922 million or 98% compared to $4.019 million for the three months ended January 31, 2022. The increase in revenue is primarily attributed to the increase in total customers between periods due to the acquisitions of Skynet in December 2021 and NextLevel Internet in February 2022. Our total number of customers increased from 2,960 for the three months ended January 31, 2022, to 4,464 customers for the three months ended January 31, 2023.

Gross profit for the three months ended January 31, 2023 was $4.973 million, resulting in a gross margin of 62.6%, compared to $2.466 million and 61.4% for the three months ended January 31, 2022. The increase in gross margin is primarily due to the addition of high-margin revenue associated with NextLevel Internet’s UCaaS product line and the acquisition of Skynet in December 2021.

Selling, General and Administrative expenses (excluding legal and professional fees) for the three months ended January 31, 2023 increased by $2.332 million, or 111%, to $4.435 million compared to $2.103 million for the three months ended January 31, 2022. The increase in SG&A is attributed to the acquisitions of Skynet and NextLevel Internet during FY2022. As part of the consolidation, the Company absorbed all of the employees responsible for managing the customer base, technical support, sales, customer service, and administration.

Operating loss for the three months ended January 31, 2023, was $1.565 million, an increase of $0.246 million or 19%, compared to $1.319 million for the three months ended January 31, 2022.

Adjusted EBITDA income for the three months ended January 31, 2023, was $0.796 million, an increase of $0.588 million or 283%, compared to an adjusted EBITDA income of $0.208 million for the three months ended January 31, 2022. In accordance with SEC Regulation G, the non-GAAP measurement of Adjusted EBITDA has been reconciled to the nearest GAAP measurement, which can be viewed under the heading “Reconciliation of Net Loss to Adjusted EBITDA” in the financial table included in this press release.

Of note were the following non-cash expenses associated with the three months ended January 31, 2023. Company recognition of stock-based compensation and warrant expense of $0.023 million and depreciation and amortization expense of $0.966 million. Gain on derivative instruments was $3.849 million for the three months ended January 31, 2023.

Non-GAAP operating EBITDA (OPCO EBITDA) income for the three months ended January 31, 2023 was $1.204 million, excluding corporate expenses, and all non-cash items and one-time transactional expenses, an increase of $0.612 million or 103%, compared to a Non-GAAP operating EBITDA (OPCO EBITDA) income of $0.592 million for the three months ended January 31, 2022.

Net income for the three months ended January 31, 2023, was $0.220 million, compared to a net loss of $11.047 million, for the three months ended January 31, 2022. The resulting EPS income for the three months ended January 31, 2023 was $0.00, as compared to a loss of ($0.08) for the three months ended January 31, 2022.

On January 31, 2023, Digerati had $2.203 million of cash.

Six Months ended January 31, 2023 Compared to Six Months ended January 31, 2022

Revenue for the six months ended January 31, 2023 was $16.071 million, an increase of $8.275 million or 106% compared to $7.796 million for the six months ended January 31, 2022. The increase in revenue is primarily attributed to the increase in total customers between periods due to the acquisitions of Skynet in December 2021 and NextLevel Internet in February 2022.

Gross profit for the six months ended January 31, 2023 was $10.252 million, resulting in a gross margin of 63.8%, compared to $4.754 million and 61.0% for the six months ended January 31, 2022. The increase in gross margin is primarily due to the addition of high-margin revenue associated with NextLevel Internet’s UCaaS product line and the acquisition of Skynet in December 2021.

Selling, General and Administrative expenses (excluding legal and professional fees) for the six months ended January 31, 2023 increased by $4.685 million, or 121%, to $8.553 million compared to $3.868 million for the six months ended January 31, 2022. The increase in SG&A is attributed to the acquisitions of Skynet and NextLevel Internet during FY2022. As part of the consolidation, the Company absorbed all of the employees responsible for managing the customer base, technical support, sales, customer service, and administration.

Operating loss for the six months ended January 31, 2023, was $1.965 million, an increase of $0.066 million or 3%, compared to $1.899 million for the six months ended January 31, 2022.

Adjusted EBITDA income for the six months ended January 31, 2023, was $1.930 million, an increase of $1.418 million or 277%, compared to an adjusted EBITDA income of $0.511 million for the six months ended January 31, 2022. In accordance with SEC Regulation G, the non-GAAP measurement of Adjusted EBITDA has been reconciled to the nearest GAAP measurement, which can be viewed under the heading “Reconciliation of Net Loss to Adjusted EBITDA” in the financial table included in this press release.

Of note were the following non-cash expenses associated with the six months ended January 31, 2023. Company recognition of stock-based compensation and warrant expense of $0.046 million and depreciation and amortization expense of $1.919 million. Gain on derivative instruments was $0.773 million for the six months ended January 31, 2023.

Non-GAAP operating EBITDA (OPCO EBITDA) income for the six months ended January 31, 2023 was $2.594 million, excluding corporate expenses, and all non-cash items and one-time transactional expenses, an increase of $1.326 million or 105%, compared to a Non-GAAP operating EBITDA (OPCO EBITDA) income of $1.268 million for the six months ended January 31, 2022.

Net loss for the six months ended January 31, 2023, was $4.768 million, compared to a net loss of $8.628 million, for the six months ended January 31, 2022. The resulting EPS loss for the six months ended January 31, 2023 was ($0.03), as compared to EPS loss of ($0.06) for the six months ended January 31, 2022.

Use of Non-GAAP Financial Measurements

The Company believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is useful to investors because it is commonly used in the cloud communications industry to evaluate companies on the basis of operating performance and leverage. Adjusted EBITDA provides an adjusted view of EBITDA that takes into account certain significant non-recurring transactions, if any, such as impairment losses and expenses associated with pending acquisitions, which vary significantly between periods and are not recurring in nature, as well as certain recurring non-cash charges such as changes in fair value of the Company’s derivative liabilities and stock- based compensation. The Company also believes that Adjusted EBITDA provides investors with a measure of the Company’s operational and financial progress that corresponds with the measurements used by management as a basis for allocating resources and making other operating decisions. Although the Company uses Adjusted EBITDA as one of several financial measures to assess its operating performance, its use is limited as it excludes certain significant operating expenses. Non-GAAP operating EBITDA (OPCO EBITDA) is useful to investors because it reflects EBITDA for the core operation of the business excluding corporate expenses, non-cash expenses and transactional expenses. EBITDA, Adjusted EBITDA, and Non-GAAP operating EBITDA are not intended to represent cash flows for the periods presented, nor have they been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In accordance with SEC Regulation G, the non-GAAP measurements in this press release have been reconciled to the nearest GAAP measurement, which can be viewed under the heading “Reconciliation of Net Loss to Adjusted EBITDA” in the financial table included in this press release.

About Digerati Technologies, Inc.

Digerati Technologies, Inc. (OTCQB: DTGI) is a provider of cloud services specializing in UCaaS (Unified Communications as a Service) solutions for the business market. Through its operating subsidiary Verve Cloud, Inc. (f/k/a T3 Communications, Nexogy, and NextLevel Internet), the Company is meeting the global needs of small businesses seeking simple, flexible, reliable, and cost-effective communication and network solutions including, cloud PBX, cloud telephony, cloud WAN, cloud call center, cloud mobile, and the delivery of digital oxygen on its broadband network. The Company has developed a robust integration platform to fuel mergers and acquisitions in a highly fragmented market. as it delivers business solutions on its carrier-grade network and Only in the Cloud™. For more information, please visit www.digerati-inc.com and follow DTGI on LinkedIn, Twitter and Facebook.

About Minority Equality Opportunities Acquisition Inc.

Minority Equality Opportunities Acquisition Inc. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, organized under the laws of the Delaware and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with companies that are minority owned, led or founded.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Information and Where to Find It

This press release references the proposed business combination transaction involving MEOA and Digerati. MEOA has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement for MEOA and Digerati shareholders and which will also serve as a prospectus related to offers and sales of the securities of the combined entity. MEOA will also file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of MEOA and Digerati, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of MEOA and Digerati are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

In addition, the documents filed with the SEC may be obtained free of charge from MEOA’s website at https://www.meoaus.com and from Digerati’s website at https://digerati-inc.com.

Participants in the Solicitation

MEOA, Digerati and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Digerati’s stockholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Digerati’s directors and officers in MEOA’s filings with the SEC, including the Registration Statement (the S-4 referred to herein) filed with the SEC by MEOA, which includes the proxy statement of Digerati for the business combination.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the integrating and streamlining the operations of Digerati’s previously closed acquisitions and implementing new initiatives that Digerati expects will result in increased revenue production and margin improvement, the filing of MEOA’s Form 10-K for the year ended December 31, 2022, MEOA’s and Digerati’s expectations with respect to the proposed business combination between MEOA and Digerati, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of Digerati, the products and services offered by Digerati and the markets in which it operates, and the projected future results of Digerati. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward- looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside MEOA’s and Digerati’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the business combination transaction between Digerati and MEOA may not be completed in a timely manner or at all, which may adversely affect the price of the securities of MEOA and Digerati, (ii) the risk that the transaction may not be completed by MEOA’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the stockholders of MEOA and Digerati, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the business combination, (vi) the effect of the announcement or pendency of the transaction on Digerati’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post- combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the business combination, (ix) the outcome of any legal proceedings that may be instituted against Digerati or MEOA following the announcement of the proposed business combination, (x) the ability to maintain the listing of MEOA’s securities on Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Digerati operates, (xiii) the risk that Digerati and its current and future collaborators are unable to successfully develop and commercialize the products or services of Digerati, or experience significant delays in doing so, including failure to achieve approval of its products or services by applicable federal and state regulators, (xiv) the risk that Digerati may never achieve or sustain profitability, (xv) the risk that Digerati may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that third- party suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to the products and services of Digerati, (xviii) the risk that Digerati is unable to secure or protect its intellectual property, (xix) the risk that the securities of the post- combination company will not be approved for listing on Nasdaq or if approved, maintain the listing, and (xx) other risks and uncertainties indicated in the filings that are made from time to time with the SEC by MEOA and Digerati (including those under the “Risk Factors” sections therein). The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Digerati and MEOA assume no obligation, and do not intend, to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Facebook: Digerati Technologies, Inc.

Twitter: @DIGERATI_IR

LinkedIn: Digerati Technologies, Inc.

Investors

ClearThink

Brian Loper

bloper@clearthink.capital (602) 785-4120

Reconciliation of Net Loss to Adjusted EBITDA
(In thousands, unaudited)

	Three months ended January 31,				Six months ended January 31,
	2023	2022	Variances	%	2023	2022	Variances	%
OPERATING REVENUES:
Cloud-based hosted services	$7,941	$4,019	$3,922	98%	$16,071	$7,796	$8,275	106%
Total operating revenues	7,941	4,019	3,922	98%	16,071	7,796	8,275	106%
Cost of services (exclusive of depreciation and amortization)	2,968	1,553	1,415	91%	5,819	3,042	2,777	91%
Selling, general and administrative expense	4,435	2,103	2,332	111%	8,553	3,868	4,685	121%
Stock compensation expense	23	24	(1)	-6%	46	47	(1)	-2%
Legal and professional fees	1,074	1,175	(101)	-9%	1,630	1,749	(119)	-7%
Bad debt	40	2	38	1900%	69	15	54	360%
Depreciation and amortization expense	966	481	485	101%	1,919	974	945	97%
Total operating expenses	9,506	5,338	4,168	78%	18,036	9,695	8,341	86%
OPERATING LOSS	(1,565)	(1,319)	(246)	19%	(1,965)	(1,899)	(66)	3%
OTHER INCOME (EXPENSE):
Gain (loss) on derivative instruments	3,849	(3,425)	7,274	-212%	773	1,009	(236)	-23%
Loss on extinguishment of debt	-	(5,480)	5,480	-100%	-	(5,480)	5,480	-100%
Other income (expense)	10	1	9	900%	456	(2)	458	-22900%
Interest expense	(2,371)	(1,380)	(991)	72%	(4,436)	(2,887)	(1,549)	54%
Income tax expense	(27)	(41)	14	-34%	(77)	(119)	42	-35%
Total other income (expense)	1,461	(10,325)	11,786	-114%	(3,284)	(7,479)	4,195	-56%
NET INCOME (LOSS) INCLUDING NONCONTROLLING INTEREST	(104)	(11,644)	11,540	-99%	(5,249)	(9,378)	4,129	-44%
Less: Net loss attributable to the noncontrolling interests	328	602	(274)	-46%	489	760	(271)	-36%
NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI'S SHAREHOLDERS	$224	$(11,042)	$11,266	-102%	$(4,760)	$(8,618)	$3,858	-45%
Deemed dividend on Series A Convertible preferred stock	(4)	(5)	1	-20%	(8)	(10)	2	-20%
NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI'S COMMON
SHAREHOLDERS	$220	$(11,047)	$11,267	-102%	$(4,768)	$(8,628)	$3,860	-45%

Reconciliation of Net Income (Loss) to Adjusted EBITDA - OPCO, Net of Non-cash expenses & Transactional Costs.

NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S
SHAREHOLDERS, as reported	$224	$(11,042)	$11,266	-102%	$(4,760)	$(8,618)	$3,858	-45%
EXCLUDING NON-CASH ITEMS TRANSACTIONAL COSTS & CORP EXP
ADJUSTMENTS:
Stock compensation & warrant expense	23	24	(1)	-6%	46	47	(1)	-2%
Corp Expenses (Net of stock compensation, Legal fees & Transactional cost)	408	384	24	6%	665	757	(92)	-12%
Legal and professional fees & transactional costs	1,372	1,022	351	34%	1,930	1,389	540	39%
Depreciation and amortization expense	966	481	485	101%	1,919	974	945	97%
OTHER ADJUSTMENTS
Gain (loss) on derivative instruments	(3,849)	3,425	(7,274)	-212%	(773)	(1,009)	236	-23%
Loss on extinguishment of debt	-	5,480	(5,480)	-100%	-	5,480	(5,480)	-100%
Other income (expense)	(10)	(1)	(9)	900%	(456)	2	(458)	-22900%
Interest expense	2,371	1,380	991	72%	4,436	2,887	1,549	54%
Income tax expense	27	41	(14)	-34%	77	119	(42)	-35%
Less: Net loss attributable to the noncontrolling interests	(328)	(602)	274	-46%	(489)	(760)	271	-36%
ADJUSTED EBITDA - OPCO	$1,204	$592	$612	103%	$2,594	$1,268	$1,326	105%
ADD-BACKS Expenses
Corp Expenses (Net of stock compensation & Transactional cost)	408	384	24	6%	665	757	(92)	-12%
ADJUSTED EBITDA - INCOME	$796	$208	$588	283%	$1,930	$511	$1,418	277%